FILED BY COEUR D’ALENE MINES CORPORATION PURSUANT TO
RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WHEATON RIVER MATERIALS LTD. (NO. 1-31561)

FILING REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-117325)

Coeur-Wheaton Response to Wheaton River's Reasons for NOT Recommending Coeur's Offer

Safe Harbor Statement This document contains numerous forward-looking statements relating to the Company's silver and gold mining business. Such forward-looking statements include the statements below as to the impact of the proposed acquisition on both the combined entity and the Company's stockholders. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company's control. These include governmental regulatory processes, the Company's ability to acquire all of the outstanding equity ownership of Wheaton River and successfully integrate the operations of Wheaton River, assumptions with respect to future revenues, expected mining program performance and cash flows and the outcome of contingencies. Operating, exploration and financial data, and other statements in this document are based on information the Company believes is reasonable, but involve significant uncertainties as to, among other things, future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company's future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company's filings from time to time with the SEC, including, without limitation, the Company's reports on Form 10-K and Form 10-Q. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise. The United States Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. All forward-looking statements, other than those relating to the proposed offer to purchase Wheaton common shares, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are made subject to the safe harbors provided therein. Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to discuss only those mineral deposits that a company can economically and legally extract or produce. We use the term "resource" in this presentation which the SEC strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-K. You can review and obtain copies of that filing from the SEC website at http://www.sec.gov/edgar.shtml Cautionary Note to Canadian Investors: The scientific and technical information relating to Coeur's Rochester Mine in Nevada, Cerro Bayo Mine in Chile, Martha Mine in Argentina, Silver Valley Mine in Idaho and Kensington project in Alaska is based on current technical reports in respect of these properties filed on SEDAR (www.sedar.com) in accordance with the requirements of Canadian National Instrument 43-101 (NI 43-101). Each of these reports was prepared by, or under the supervision of, Donald Birak, Coeur's Senior Vice-President of Exploration. Mr. Birak is a qualified person under NI 43-101 and has verified all of the data disclosed herein in relation to such properties. The scientific and technical information relating to the San Bartolome project in Bolivia is based on a current technical report in respect of this property filed on SEDAR in accordance with the requirements of NI 43-101. The San Bartolome report was prepared by Gregory Blaylock, Coeur's Chief Mine Engineer. Mr. Blaylock is a qualified person under NI 43-101 and has verified all of the data disclosed herein in relation to the San Bartolome project. Reference is made to the technical report for the respective property for additional information in respect of the mineral reserve and mineral resource estimates for each property, including pricing assumptions, cut off grades and other parameters, assumptions and methods used to prepare the estimates. For each property, the mineral resources disclosed are in addition to disclosed mineral reserves. Mineral resources which are not mineral reserves do not have a demonstrated economic viability. All of the information relating to Wheaton's material properties was extracted from Wheaton's most recently filed technical reports and other relevent filings on SEDAR and neither Mr. Birak nor Mr. Blaylock prepared or supervised the preparation of such information. This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or Coeur. Coeur's offer to purchase is being made to Wheaton River shareholders only pursuant to tender offer material as required by applicable law. This communication also is not a solicitation of proxies from any securities holder of Coeur or Wheaton River. Coeur has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 and a Schedule TO and has filed the offer materials mailed to shareholders of Wheaton River in Canada with Canadian securities regulators. Coeur also has filed a registration statement on Form S-4 which contains a combined proxy statement/prospectus relating to the special meeting of Coeur shareholders described in this press release. YOU ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE TO, THE OFFER AND CIRCULAR MAILED TO CANADIAN SHAREHOLDERS AND ANY OTHER RELEVANT DOCUMENTS, INCLUDING PROXY MATERIALS, FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You can obtain such materials, and any amendments and supplements thereto without charge at the SEC's website, www.sec.gov (for materials filed with the SEC) and on SEDAR, www.sedar.com (for materials filed with Canadian securities regulators). In addition, you may obtain offer materials and any related proxy materials and the other documents filed by Coeur with the SEC and the Canadian securities regulators by requesting them in writing from, 400 Coeur d'Alene Mines Building, 505 Front Avenue, Coeur d'Alene, Idaho 83814, Attn: Investor Relations, tel: (208) 667-3511.

Response to Wheaton River's Reasons for NOT Recommending Coeur's Offer

Response to Wheaton River's Reasons for NOT Recommending Coeur's Offer

Response to Wheaton River's Reasons for NOT Recommending Coeur's Offer

Response to Wheaton River's Reasons for NOT Recommending Coeur's Offer

Response to Wheaton River's Reasons for NOT Recommending Coeur's Offer

Response to Wheaton River's Reasons for NOT Recommending Coeur's Offer

Response to Wheaton River's Reasons for NOT Recommending Coeur's Offer

Response to Wheaton River's Reasons for NOT Recommending Coeur's Offer

Established Operating Expertise to Develop and Operate New Mines Coeur has an excellent management team with extensive experience in the exploration, development, and operation of mining properties Coeur intends to create the strongest management team possible by combining the talents from both Coeur and Wheaton

Response to Wheaton River's Reasons for NOT Recommending Coeur's Offer

Response to Wheaton River's Reasons for NOT Recommending Coeur's Offer CDE / WRM -US$ Share Price Performance CDE / WRM - Relative Share Price Performance Note: Wheaton's C$ Share Price converted to US$ using the daily closing exchange rate provided by Bloomberg. C$ Wheaton prices based on closing prices on the TSX.